

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 18, 2010

via U.S. mail and facsimile

Antoine Frérot, CEO
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

> **RE: Veolia Environnement**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 19, 2010**
> **File No. 1-15248**

Dear Mr. Frérot:

We have reviewed your response letter dated October 7, 2010, and have the following comment. In which, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Note 4 Goodwill, page F-34

1. We note your response to comment 4 in our letter dated September 27, 2010, including the information you have provided in responses to comment 23 in our letter dated July 12, 2010, and to comment 11 in our letter dated August 10, 2010, and the information disclosed in your fiscal year 2009 Form 20-F on pages F-16 and F-35 - F-36. We have also considered the disclosures requirements in paragraphs 134(d) and 134(f) of IAS 36. There continues to be a concern that the disclosures you have provided and intend to provide in future filings do not provide investors with sufficient information to understand the key assumptions you have made in estimating the recoverable amounts of the identified cash-generating units for which you have determined a reasonably possible change to a key assumption used may cause the carrying amount to exceed the recoverable

amount, including the sensitivity of those assumptions. We understand the complexity in the development of these key assumptions due to your revenues being generated from long-term contracts. However, we assume that the culmination of the consideration given to each of the contracts associated with each corresponding cash-generating unit results in a total estimated margin for each of the six years projected that is the primary factor in the estimated recoverable amount in addition to the discount rate and the perpetual growth rate. Therefore, it is unclear why the margins for each of the six years would not be considered a key assumption that is disclosed for those cash-generating units for which you have determined a reasonably possible change to a key assumption used may cause the carrying amount to exceed the recoverable amount. Further, you also need to communicate to investors the amount by which these key assumptions would need to change for the recoverable amount and the carrying amount to be equal. Please provide us with the disclosures that you intend to include in future filings using the fiscal year 2009 information that provides investors with the information required by paragraphs 134(d) and 134(f) of IAS 36.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Cash
Accounting Branch Chief